Exhibit 10.1

SETTLEMENT AND SEPARATION AGREEMENT

By And Between

Grow Solutions Holdings, Inc.

And

Chad Fischl

THIS SETTLEMENT AND SEPARATION AGREEMENT (this “Agreement”) is made and entered into as of this 16th day of November, 2020, by and among Chad Fischl (“Mr. Fischl”) on the one hand, and Grow Solutions Holdings, Inc. (“GRSO” or the “Company”), on the other hand. This Agreement settles the terms and conditions to Chad Fischl resigning from the Company and returning his shares of Series A Preferred Stock and Series B Preferred Stock to the Company (the “Resignation and Return of Shares”). Mr. Fischl and GRSO shall be referred to individually as a “Party” or collectively as the “Parties.”

RECITALS

A.	GRSO is a company that is focused on vertical container growing solutions for plants.

B.	On or about November 1, 2020, Mr. Fischl has made clear of his desire to resign from the Company, and return his Series A Preferred Shares and the Series B Preferred shares of the Company that he and his family control (the “Resignation and Return of Shares”) for certain concessions from the Company as described below.

C.	In order to avoid the uncertainties of a protracted succession and in the best interests of the Company moving forward as efficiently as possible the Parties seek to resolve the issues identified herein, as such the Parties have elected to become a part of this Agreement by and between Mr. Fischl and GRSO for the Resignation and Return of Shares by Mr. Fischl;

AGREEMENT OF THE PARTIES

In consideration of the mutual promises, covenants, representations, agreements, and compromises received and granted herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the Parties agree as follows:

Settlement Consideration

In return for the Resignation and Return of Shares, Mr. Fischl wants the Company to commit to the following:

i.	Contractual agreements to pay debts owing, in full, to companies, subcontractors and staff within 15 months, of approximately $175,000 CDN (“Employee Salaries”).

ii.	Contractual agreement to pay debts owing to Mr. Fischl and Ms. Bailey Fischl for unpaid wages and signing bonuses at 50% discount to the total amount owing = $423,552 x 0.5 = $211,776 CDN (net salary amounts, source deductions will need to be paid above and beyond this amount and the current outstanding with them is noted below, #3) to be paid back in full in equal installments over 15 months, first payment starting within 14 days of executing this Agreement (“Fischl Salaries”).

iii.	Mr. Fischl, will be given a contractual written legal agreement relieving him of any liability on the amounts owing to the CRA on source deductions ~$250,000 CDN, as of August 31st, 2020 (some of this will be offset by a SRED tax credit of about $50,000 CDN, which should be received within 3-4 months), insofar as the Company is able to do so legally (“CRA Liability Indemnity”).

iv.	All current employees of GRSO shall resign and the Company agrees to waive any non- compete clauses as to those employees.

Parties understand and agree that in order to come to a settlement of the outstanding issues that GRSO will pay Fischl Salaries, will agree to pay Employee Salaries, as well as the agree to the CRA Liability Indemnity from the Company (as much as in the Company is able to do so) as the (“Settlement Amount”), in full satisfaction of GRSO’s obligations to Mr. Fischl in return for his agreeing to the Resignation and Return of Shares. The payment obligations will be paid over a fifteen (15) month period (commencing December 1, 2020) in order for the Resignation and Return of Shares, by Mr. Fischl;

SETTLEMENT AND SEPARATION AGREEMENT: Mr. Fischl CAPITAL AND GROW SOLUTIONS HOLDINGS, INC.1/5

ARTICLE 2

TERMS OF SETTLEMENT

2.1       Monies to be Paid. GRSO must pay to Mr. Fischl $211,776 (Canadian Funds) over a fifteen-month period commencing on December 1, 2020 and ending May 1, 2022. On or before December 1, 2020, GRSO must pay Mr. Fischl $14,118.40 per month over a fifteen (15) month period. On or before May 1, 2020, GRSO must pay Mr. Fischl any remaining balance owed under this Agreement. Failure to make any payment within 3 calendar days is a breach of this agreement and entitles Mr. Fischl to $10,000 in liquidated damages per occurrence. Any late payments will each individually accrue interest at a rate of 10% per annum, until they are paid in full with the then outstanding interest.

2.2       Assignment of Voting Rights and Resignation and Return of Shares. Upon entering this Agreement, Mr. Fischl will transfer his Series A Preferred shares and Series B Preferred Shares to Mr. Philip Sands as the new Officer and Director of the Company, and Mr. Fischl will resign as an Officer and Director of the Company.

2.3       General Mutual Release of all Claims. It is understood and agreed that all rights under Section 1542 of the Civil Code of California, or any similar rights provided by any other state or province, which provides the following:

“CERTAIN CLAIMS NOT AFFECTED BY GENERAL RELEASE… A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE. WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR” ARE HEREBY EXPRESSLY WAIVED.”

The Parties hereby declare and represent that any damages sustained are uncertain and indefinite, and in making the Release and Agreement, it is understood and agreed that we rely wholly upon our judgment, belief and knowledge of the nature and extent of said damages, if any and that we have not been influenced to any extent whatsoever in making this Release by any representations or statements regarding said damages, or regarding any other matters, made by the Releases or by any person or persons representing them.

The Parties hereby declare and represent that the undersigned is executing this Release after having been recommended to and had an opportunity to receive full legal advice as to your right from legal counsel.

2.4       Mr. Fischl’s Release of GRSO Parties. This Mr. Fischl’s full Release of GRSO shall become effective only upon the date of GRSO’s payment and Mr. Fischl’s receipt of the $211,776 pursuant to Section 2.1 of this Agreement. In consideration of GRSO’s payment to Mr. Fischl of the $211,776 in Section 2.1 of this Agreement and other agreements made herein, Mr. Fischl, as per Section 2.3, individually, remises, releases, acquits, satisfies, and forever discharges GRSO Parties from any and all manner of debts, accountings, bonds, warranties, representations, covenants, promises, contracts, controversies, agreements, liabilities, obligations, expenses, damages, judgments, executions, actions, claims, demands, and causes of action of any nature whatsoever, at law or in equity, known or unknown, either now accrued or subsequently maturing, which it now has or hereafter can, shall or May have by reason of any matter, cause or thing, from the beginning of the world to and including the date of this Agreement. This release includes, but is not limited to, all claims that have been or could have been asserted from any agreements that may have been outstanding between the Company and Mr. Fischl. Mr. Fischl further agrees that Mr. Fischl will not initiate against any of GRSO Parties any legal, equitable, or arbitration proceeding of any nature based on any such released claims, whether known or unknown, whether in law or equity, whether arising out of contract or tort, existing as of the date of this Agreement. However, no provision of this Agreement shall be construed to release any Party of its obligations under this Agreement.

SETTLEMENT AND SEPARATION AGREEMENT: Mr. Fischl CAPITAL AND GROW SOLUTIONS HOLDINGS, INC.2/5

2.5       GRSO’s Release of Mr. Fischl. This GRSO’s Release of Mr. Fischl shall become effective only upon the date of GRSO’s payment and Mr. Fischl’s receipt of $211,776 pursuant to Section 2.1 of this Agreement. In consideration of GRSO’s payment to Mr. Fischl of the $211,776 in Section 2.1 of this Agreement and other agreements made herein, GRSO, individually, remises, releases, acquits, satisfies, and forever discharges Mr. Fischl from any and all manner of debts, accountings, bonds, warranties, representations, covenants, promises, contracts, controversies, agreements, liabilities, obligations, expenses, damages, judgments, executions, actions, claims, demands, and causes of action of any nature whatsoever, at law or in equity, known or unknown, either now accrued or subsequently maturing, which it now has or hereafter can, shall or may have by reason of any matter, cause or thing, from the beginning of the world to and including the date of this Agreement. This release includes, but is not limited to, all claims that have been or could have been asserted asserted from any agreements that may have been outstanding between the Company and Mr. Fischl. GRSO further agrees that GRSO will not initiate against Mr. Fischl any legal, equitable, or arbitration proceeding of any nature based on any such released claims, whether known or unknown, whether in law or equity, whether arising out of contract or tort, existing as of the date of this Agreement. However, no provision of this Agreement shall be construed to release any Party of its obligations under this Agreement.

2.6       Further Assurances. The Parties shall execute and deliver to each other such agreements, instruments, documents, and other writings as may be reasonably requested from time to time by the other to consummate or evidence the transactions contemplated by this Agreement.

2.7       Cooperation and Noninterference. The Parties shall not take any action of any kind or nature whatsoever, either directly or indirectly, to oppose, impede, obstruct, hinder, enjoin, or otherwise interfere with the enforcement of the terms of this Agreement.

2.8       Confidentiality. The Parties agree that this Agreement and all terms of this Agreement shall be kept confidential, except as disclosure May be required by law or as needed to facilitate the rendition of legal services. The Parties further agree to maintain confidentiality of all discovery materials and documents exchanged between or among the Parties. This provision shall not apply if production of protected information is compelled by or formally requested from a government agency.

2.9       Nondisparagement by Parties. The Parties acknowledge and agree that they have no knowledge or basis for believing that any other Party has engaged in any unlawful conduct and acknowledge and agree that no Party will make any threat, representation, or statement to the contrary. If asked about the Fischl Salaries or Resignation and Return of Shares by any non-party, the Party shall state only that “the dispute has been confidentially resolved to the satisfaction of all Parties.”

2.10       Fairness. GRSO and Mr. Fischl have agreed to the settlement terms and conditions, the Settlement Amount and believe that they are procedurally and substantively fair to Mr. Fischl and GRSO, such that Mr. Fischl and GRSO are willing to enter into this Agreement. In addition, GRSO’s Board of Directors has considered the proposed settlement and has resolved that its terms and conditions are fair to, and in the best interest of, GRSO and its shareholders.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 No Fraudulent Intent. Neither the execution and delivery of this Agreement nor the performance of any actions required under this Agreement is being consummated by any Party with or as a result of any actual intent to hinder, delay, or defraud the other Party, any creditor, or any other person.

ARTICLE 4

MISCELLANEOUS

4.1       Survival of Provisions. The covenants, acknowledgements, representations, warranties, agreements, and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement.

SETTLEMENT AND SEPARATION AGREEMENT: Mr. Fischl CAPITAL AND GROW SOLUTIONS HOLDINGS, INC.3/5

4.2       Construction of Agreement. Each Party acknowledges that it has participated in the negotiation of this Agreement. No provision of this Agreement shall be construed against or interpreted to the disadvantage of any Party by any court or other governmental or judicial authority by reason of such Party having or being deemed to have structured, dictated, or drafted such provision. Each Party at all times has had access to an attorney in the negotiation of the terms of and in the preparation and execution of this Agreement. Each Party has had the opportunity to review and analyze this Agreement for a sufficient period of time prior to its execution and delivery. All of the terms of this Agreement were negotiated at arm’s length, and this Agreement was prepared and executed without fraud, duress, undue influence, or coercion of any kind exerted by any of the Parties upon the others. The execution and delivery of this Agreement is the free and voluntary act of each of the Parties.

4.3       Governing Law and Forum Selection. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. Each Party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in Clark County, Nevada, for the adjudication of any dispute arising out of and relating to this Agreement, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum, or that the venue of such suit, action, or proceeding is improper.

4.4       Headings. The headings of the articles, sections and subsections of this Agreement are for the convenience of reference only and are not to be considered a part of this Agreement, and shall not be used to construe, limit, or otherwise affect any section of this Agreement.

4.5       Modifications. The terms of this Agreement may not be changed, modified, waived, discharged, or terminated orally, but only by an instrument or instruments in writing, signed by the Party against whom the enforcement of the change, modification, waiver, discharge or termination is asserted.

4.6       Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all such counterparts together shall constitute one and the same instrument. This Agreement shall not be binding on any Party until executed and delivered by all Parties.

4.7       Waiver of Trial by Jury. THE PARTIES, TO THE FULL EXTENT PERMITTED BY LAW, HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, WAIVE, RELINQUISH AND FOREVER FORGO THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO THIS AGREEMENT.

4.8       Notice. Any notice given in connection with this Agreement shall be in writing and deemed to be given the earlier of (a) actual delivery to the intended recipient or its agent, or (b) upon the third business day following its deposit (i) in the United States mail, postage prepaid, certified or registered mail, return receipt requested, or (ii) with a nationally-recognized courier or delivery service (e.g., FedEx, UPS). Any such notice shall be delivered to the respective addresses below or to such other address as a Party shall provide by written notice in the manner required by this Section.

If to Mr. Fischl:

Attn: Chad Fischl

628 – 6th Street East

Saskatoon, Saskatchewan

Canada S7H 1C2

If to GRSO:

Attn: Philip Sands

4.9       Entire Agreement. This Agreement represents the entire understanding and agreement between the Parties, and it supersedes and replaces any other prior agreements or understandings between the Parties relating to the Fischl Salaries, Resignation and Return of Shares and relationship between the Parties prior to the date of this Agreement. This Agreement and the obligations referenced herein shall survive the termination of any other agreement between the Parties.

SETTLEMENT AND SEPARATION AGREEMENT: Mr. Fischl CAPITAL AND GROW SOLUTIONS HOLDINGS, INC.4/5

4.10       Dispute Resolution and Attorneys’ Fees. If litigation is brought to construe or enforce this Agreement, the prevailing party shall be entitled to recover attorneys’ fees, as well as court costs and expenses.

The Parties have executed and delivered this Agreement, as of the day and year first above written.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GROW SOLUTIONS HOLDINGS, INC.		Chad Fischl

By:	/s/ Philip Sands	By:	/s/ Chad Fischl
Name:	Philip Sands	Name:
Title:	Chief Executive Officer	Title:

SETTLEMENT AND SEPARATION AGREEMENT: Mr. Fischl CAPITAL AND GROW SOLUTIONS HOLDINGS, INC.5/5